PRICING TERM SHEET

Filed Pursuant to Rule 433
Registration No. 333-220885
Relating to the Preliminary Prospectus Supplement dated June 18, 2018
(to Prospectus dated October 10, 2017)
June 20, 2018

ENSTAR GROUP LIMITED
16,000,000 Depositary Shares
Each representing a 1/1,000th interest in a share of
7.00% Fixed-to-Floating Rate Series D Perpetual Preferred Shares, par value $1.00 per share
(Liquidation Preference $25,000 Per Preferred Share)

Issuer:	Enstar Group Limited
Security Type:	Depositary Shares, each representing a 1/1,000th interest in a share of the Issuer’s 7.00% Fixed-to-Floating Rate Series D Perpetual Preferred Shares
Size:	16,000,000 Depositary Shares ($400,000,000 aggregate liquidation preference)
Option to Purchase Additional Shares:	Zero Depositary Shares
Trade Date:	June 20, 2018
Settlement Date:	June 27, 2018 (T+5)
Maturity:	Perpetual
Liquidation Preference:	$25,000 per Preferred Share (equivalent to $25.00 per Depositary Share)
Ratings (S&P / Fitch)*:	BB+ / BB+
Dividend Payment Dates:	Commencing on September 1, 2018, quarterly in arrears on the first day of March, June, September and December of each year, only when, as and if declared
Dividend Rate (Non-Cumulative):	From the issue date to, but excluding, September 1, 2028, 7.00% and from and including September 1, 2028, three-month LIBOR plus 4.015% of the liquidation preference per annum

Optional Redemption:
The Preferred Shares represented by the Depositary Shares are not redeemable prior to September 1, 2028, except in specified circumstances relating to certain tax events or corporate events or within 90 days following the occurrence of a “capital disqualification event” or the occurrence of a “rating agency event” (at such prices set forth and as each term is defined in the preliminary prospectus supplement); for purposes of the specified corporate events, at a redemption price equal to the greater of (i) $25,000 per Preferred Share (equivalent to $25.00 per Depositary Share) or (ii) the sum of the present value of $25,000 per Preferred Share (equivalent to $25.00 per Depositary Share) and the present value of all undeclared dividends for the dividend periods from the redemption date to and including the September 1, 2028 dividend payment date, in each case, discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 65 basis points. On and after September 1, 2028, the Preferred Shares represented by the Depositary Shares will be redeemable at the Issuer’s option, in whole or from time to time in part, at a redemption price equal to $25,000 per Preferred Share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends. No redemption may occur prior to September 1, 2028 unless (1) the Issuer has sufficient funds in order to meet the Bermuda Monetary Authority’s (the “BMA”) Enhanced Capital Requirement (the “ECR”) and the BMA (or its successor, if any) approves of the redemption or (2) the Issuer replaces the capital represented by the Preferred Shares with capital having equal or better capital treatment as the Preferred Shares under the ECR.

Public Offering Price:	$25.00 per Depositary Share
Underwriting Discounts:
$0.50 per Depositary Share with respect to 11,591,300 Depositary Shares reserved for sale to certain institutions, or $5,795,650.00 total; $0.7875 per Depositary Share with respect to the remaining 4,408,700 Depositary Shares, or $3,471,851.25 total

Proceeds to the Issuer, before expenses**:	$390,732,498.75
Expected Listing:	The Issuer has applied to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “ESGRP.”
CUSIP / ISIN:	29359U 109 / US29359U1097
Use of Proceeds:
The net proceeds from this offering are intended to be used to repay a portion of amounts outstanding under the Issuer’s revolving credit facility and the Issuer’s term loan facility. Any remaining net proceeds from this offering are intended to be used for general corporate purposes, including, but not limited to, funding for acquisitions, working capital and other business opportunities.
Affiliates of Barclays Capital Inc., nabSecurities, LLC and ING Financial Markets LLC are lenders under the Issuer’s revolving credit facility, and an affiliate of Wells Fargo Securities, LLC is the lender under the Issuer’s term loan facility. Accordingly, affiliates of these underwriters will receive a portion of the net proceeds from this offering through the repayment of borrowings under these facilities. See “Use of Proceeds” and “Underwriting (Conflicts of Interest)” in the Issuer’s preliminary prospectus supplement, dated June 18, 2018.

Joint Book-Running Managers:	Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Barclays Capital Inc. and HSBC Securities (USA) Inc.
Co-Managers:	nabSecurities, LLC and ING Financial Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: This assumes 11,591,300 Depositary Shares sold to certain institutions and 4,408,700 Depositary Shares sold to other investors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or by emailing prospectus@morganstanley.com, by calling J.P. Morgan Securities LLC at 1-212-834-4533, by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com or by calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or by emailing tmg.americas@us.hsbc.com.